Exhibit 99.1

The Wendy’s Company Announces Commencement of $275.0 Million
Modified Dutch Auction Tender Offer for Its Common Stock

DUBLIN, Ohio (January 14, 2014) – The Wendy’s Company (NASDAQ: WEN) announced today that it is commencing a modified “Dutch auction” tender offer to repurchase shares of its common stock for an aggregate purchase price of up to $275.0 million.

Pursuant to the tender offer, company stockholders may tender all or a portion of their shares (1) at a price specified by the tendering stockholder of not less than $8.50 and not more than $9.25 per share or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, Wendy’s will determine the lowest price within the range of prices specified above (the “purchase price”) enabling Wendy’s to purchase up to $275.0 million in the aggregate of its common stock. Stockholders will receive the purchase price in cash, subject to applicable withholding and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders in the event that the aggregate cost to purchase all of the shares validly tendered and not validly withdrawn at or below the purchase price exceeds $275.0 million. These provisions are described in the Offer to Purchase and in the Letter of Transmittal relating to the tender offer that will be distributed to stockholders. All shares purchased by Wendy’s will be purchased at the same price. All shares tendered at prices higher than the purchase price will be promptly returned to stockholders.

The tender offer will not be conditioned upon any minimum number of shares being tendered; however, the tender offer will be subject to a number of other terms and conditions specified in the Offer to Purchase. The tender offer will expire at the end of the day, 12:00 midnight, New York City time, on February 11, 2014, unless extended or terminated by Wendy’s. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the expiration of the tender offer, or who are unable to make delivery of all required documents to the depositary prior to the expiration of the tender offer, may tender their shares by complying with the procedures set forth in the Offer to Purchase for tendering by notice of guaranteed delivery. Innisfree M&A Incorporated will serve as information agent for the tender offer. Wells Fargo Securities, LLC is serving as dealer manager. American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

Wendy’s board of directors has authorized the tender offer. However, none of the company, the company's board of directors, the dealer manager, the information agent or the depositary makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal (as they may be amended or supplemented), including the purposes and effects of the offer. Stockholders are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Wendy’s common stock. The offer is being made solely by the Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read Wendy’s tender offer statement on Schedule TO to be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from Innisfree M&A Incorporated, the information agent for the tender offer, by telephone at: (888) 750-5834 (toll-free), or in writing to: 501 Madison Avenue, 20th Floor, New York, New York 10022.

Forward-Looking Statements

This news release contains certain statements that are not historical facts, including, most importantly, information concerning possible or assumed future results of operations of The Wendy’s Company and its subsidiaries (collectively, the “Company”). Those statements, as well as statements preceded by, followed by, or that include the words “may,” “believes,” “plans,” “expects,” “anticipates,” or the negation thereof, or similar expressions, constitute “forward-looking statements.”

The Company is currently in the process of finalizing its financial results for the three months and full year ended December 29, 2013. All financial results for those periods included in the Company’s news release dated January 13, 2014, the accompanying financial statements and the Form 8-K filed with the SEC on January 13, 2014, are unaudited preliminary estimates and represent the most current information available to management. Therefore, it is possible that actual results may differ materially from these estimates due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the three months and full year ended December 29, 2013 are finalized. Accordingly, readers should not place undue reliance on these estimates.

In addition, all statements that address future operating, financial or business performance; strategies, initiatives or expectations; future synergies, efficiencies or overhead savings; anticipated costs or charges; future capitalization; and anticipated financial impacts of recent or pending transactions are forward-looking statements. The forward-looking statements are based on the Company’s expectations at the time such statements are made, speak only as of the dates they are made and are susceptible to a number of risks, uncertainties and other factors. The Company’s actual results, performance and achievements may differ materially from any future results, performance or achievements expressed in or implied by the forward-looking statements.

Many important factors could affect future results and could cause those results to differ materially from those expressed in or implied by the forward-looking statements. Such factors, all of which are difficult or impossible to predict accurately, and many of which are beyond the Company’s control, include, but are not limited to:

(1)	changes in the quick-service restaurant industry, such as consumer trends toward value-oriented products and promotions or toward consuming fewer meals away from home;
(2)	prevailing economic, market and business conditions affecting the Company, including competition from other food service providers, high unemployment and decreased consumer spending levels;
(3)	the ability to effectively manage the acquisition and disposition of restaurants;
(4)	cost and availability of capital;
(5)	cost fluctuations associated with food, supplies, energy, fuel, distribution or labor;
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(6)	the financial condition of the Company’s franchisees;
(7)	food safety events, including instances of food-borne illness involving the Company or its supply chain;
(8)	conditions beyond the Company’s control such as weather, natural disasters, disease outbreaks, epidemics or pandemics impacting the Company’s customers or food supplies, or acts of war or terrorism;
(9)	the effects of negative publicity that can occur from increased use of social media;
(10)	the availability of suitable locations and terms for the development of new restaurants;
(11)	risks associated with the Image Activation program;
(12)	adoption of new, or changes in, laws, regulations or accounting policies and practices;
(13)	changes in debt, equity and securities markets;
(14)	goodwill and long-lived asset impairments;
(15)	changes in interest rates;
(16)	expenses and liabilities for taxes related to periods up to the date of sale of Arby’s as a result of the indemnification provisions of the Arby’s Purchase and Sale Agreement;
(17)	the difficulty in predicting the ultimate costs associated with the sale of restaurants under the Company’s system optimization initiative, employee termination costs, the timing of payments made and received, the results of negotiations with landlords, the impact of the sale of restaurants on ongoing operations, any tax impact from the sale of restaurants, and the future benefits to the Company’s earnings, restaurant operating margin, cash flow and depreciation;
(18)	the completion of financial closing procedures, final adjustments and other developments that may arise between the date the Company issued its unaudited preliminary results for the three months and year ended December 29, 2013 and the time the financial results for such periods are finalized; and
(19)	other factors cited in the Company’s news releases, public statements and/or filings with the Securities and Exchange Commission, including those identified in the “Risk Factors” sections of the Company’s Forms 10-K and 10-Q.

The Company’s franchisees are independent third parties that the Company does not control. Numerous factors beyond the control of the Company and its franchisees may affect new restaurant openings. Accordingly, there can be no assurance that commitments under development agreements with franchisees will result in new restaurant openings. In addition, numerous factors beyond the control of the Company and its franchisees may affect franchisees’ ability to reimage existing restaurants or to complete the Company’s system optimization initiative in accordance with the Company’s expectations.

All future written and oral forward-looking statements attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. New risks and uncertainties arise from time to time, and it is impossible for the Company to predict these events or their impact. The Company assumes no obligation to update forward-looking statements as a result of new information, future events or developments, except as required by federal securities laws. The Company does not endorse any projections regarding future performance that may be made by third parties.

About The Wendy’s Company

The Wendy's Company is the world's third-largest quick-service hamburger company. The Wendy's system includes more than 6,500 franchise and Company-operated restaurants in the United States and 28 countries and U.S. territories worldwide. For more information, visit aboutwendys.com or wendys.com.

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Investor Contacts:

Meg Nollen: (614) 764-3300 or meg.nollen@wendys.com
Dave Poplar: (614) 764-3311 or david.poplar@wendys.com

Media Contact:

Bob Bertini: (614) 764-3327 or bob.bertini@wendys.com

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